September 4, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Matthew Derby

Re:	YayYo, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed August 16, 2018
File No. 333-224549

Dear Mr. Derby:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated August 31, 2018 (the “Comment Letter”) relating to the filing made by YayYo, Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to your comments. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Summary of the Offering, page 6

1.	You disclose here that if your “listing application is not approved by NASDAQ, [you] will not be able to consummate the offering and will terminate the offering.” You disclose further that “there can be no assurance” that you will meet the initial requirements for listing your common stock on the NASDAQ Capital Market. We note that you do not appear to have made arrangements to place funds from the offering in escrow or a similar account pending closing. Given that it appears from your revised disclosure that the closing of your offering will be contingent on NASDAQ approval, please tell us how you intend to comply with Rules 15c2-4 and 10b-9 of the Securities Exchange Act of 1934 without appointing an escrow agent. Further, please tell us what procedures are in place to ensure that funds will be promptly returned to investors in the event that you do not receive NASDAQ approval. Provide appropriate disclosure throughout the filing.

The Company has disclosed in the registration statement that “until the Company’s common stock is approved for listing on the Nasdaq Capital Market, neither the Company nor any underwriter shall accept any funds from investors.” The Company will only commence the offering after receiving a listing approval from the NASDAQ Capital Market.

Exhibit 23.1, page 23.1

2.	Please revise the consent of your independent registered public accounting firm to refer to their opinion dated March 9, 2018, except for Note 13 as to which the date is July 18, 2018.

The Company has filed a revised consent as an exhibit to the registration statement.

General

3.	We note your response to prior comment 10 indicating that you have filed the revised legality opinion, but we are unable to locate it. Please obtain and file a revised legality opinion for the shares of common stock to be offered in the primary and resale offerings being registered.

The Company has filed a revised legality opinion for the shares of common stock to be offered in the primary and resale offerings being registered.

Please call the undersigned at 212-658-0458 if you have any further questions.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara, Esq.

Cc:	Ramy El-Batrawi
Ross Carmel, Esq.